Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 31, 2007.

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $ Enhanced Participation Notes due (Linked to the iShares® MSCI Emerging Markets Index Fund)

        The amount that you will be paid on your notes, if any, on the stated maturity date (which will be determined on the trade date and is expected to be three years after the original issue date) is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, an exchange traded fund (which we refer to as the “fund” or the “iShares® Fund” in this prospectus supplement), as measured during the period beginning on the trade date (                       , 2007) through the determination date (which will be a date specified on the trade date, and is expected to be the tenth scheduled trading day prior to the stated maturity date, subject to postponement as described elsewhere in this prospectus supplement).

        The return on your notes at maturity will be based on the performance of the fund, as measured by the percentage change in the closing price of one share of the fund on the determination date (which we refer to as the “final fund price”, subject to adjustments as described elsewhere in this prospectus supplement) from the initial fund price (which will be set on the trade date). We refer to this percentage change as the “fund return”.

        The fund return may reflect a positive (based on any increase in the fund price over the life of the notes) or a negative (based on any decrease in the fund price over the life of the notes) return. On the stated maturity date, for each $1,000 face amount of your notes:

•	If the fund return is positive, you will receive the $1,000 face amount plus an additional amount equal to 1.5% of the $1,000 face amount for every 1% of positive fund return, subject to a cap (which will be set on the trade date) on any positive fund return over between 36% and 46%;
•	If the fund return is negative but not below –20%, you will receive the $1,000 face amount only; or
•	If the fund return is negative and below –20%, you will lose 1.25% of the $1,000 face amount for every 1% of negative fund return below –20%.

        Therefore, to the extent that the iShares® Fund declines by more than 20% from the initial fund price, the rate of decline in the amount you will be paid on your notes, if any, on the stated maturity date will exceed the rate of decline in the iShares® Fund.

        The notes provide 150% leveraged upside participation in any positive fund return, subject to a cap of between 36% and 46% of the initial fund price (for a maximum payment amount of between 154% and 169% of the face amount). Both the cap and maximum payment amount will be set on the trade date. If, at maturity, the final fund price has declined by 20% or more from the initial fund price, you will lose 1.25% of the $1,000 face amount for every 1% of negative fund return below –20%.

        The notes are not principal protected and you could lose all or a substantial portion of your investment in the notes; a percentage return below -20% on the fund will reduce the payment you will receive on your notes, if any, on the stated maturity date below the face amount of your notes. The return on your notes, if any, with respect to the fund will reflect only the percentage change in the price of the fund as measured on the determination date. In addition, the notes will not pay interest and no other payments will be made on the notes prior to the stated maturity date.

        Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.

Original issue date (settlement date):            , 2007
Original issue price: 100% of the face amount, for the notes traded on         , 2007
Underwriting discount:       % of the face amount
Net proceeds to the issuer:       % of the face amount

        The issue price, underwriting discount and net proceeds listed above relate to the notes we sell on                   , 2007. We may decide to sell additional notes after that date but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

        “iShares®” is a registered mark of Barclay’s Global Investors, N.A. (“BGI”). The notes are not sponsored, endorsed, sold or promoted by BGI, its affiliate Barclay’s Global Fund Advisors (“BGFA”), or the iShares® Fund. Neither BGI, BGFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with our use of information about the iShares® Funds.

Goldman, Sachs & Co.

Prospectus Supplement dated           , 2007.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-15. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Fund: iShares® MSCI Emerging Markets Index Fund

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount equal to $1,000; $                 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Trade date:                     , 2007

Original issue date (settlement date):                       , 2007

Stated maturity date (to be determined on the trade date): expected to be three years after the original issue date

Determination date (to be determined on the trade date): a specified date, which is expected to be the tenth scheduled trading day prior to the originally scheduled stated maturity date, subject to postponement as described under “Specific Terms of Your Notes —Payment of Principal on Stated Maturity Date — Determination Date” on page S-16

Payment amount: on the stated maturity date, we will pay the holder for each $1,000 face amount of the notes an amount, if any, in cash equal to:

•	if the fund return is greater than or equal to the fund cap return, the maximum payment amount;
•	if the fund return is greater than zero but less than the fund cap return, the sum of $1,000 face amount plus the product of (1) the $1,000 face amount times (2) the participation rate times (3) the fund return;
•	if the fund return is equal to or less than zero but equal to or greater than the buffer return, the $1,000 face amount; and
•	If the fund return is less than the buffer return, the product of (1) the quotient of (a) 100% divided by (b) 100% plus the buffer return times (2) the sum of 100% plus the index return times (3) the $1,000 face amount

Initial fund price (to be determined on the trade date):

Final fund price: the closing price of one share of the iShares® Fund on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of the Fund” on page S-17

Fund cap return (to be determined on the trade date): expected to be between 36% and 46%

Maximum payment amount (to be determined on the trade date): expected to be between 154% and 169% of the $1,000 face amount

Participation rate: 150%

Fund return: the result of (1) the final fund price minus the initial fund price divided by (2) the initial fund price, expressed as a percentage

Buffer return: -20%

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-18

Trading day: as described on page S-18

CUSIP no.:

Q&A

How do the notes work?

        The notes offered by this prospectus supplement will have a stated maturity date that is expected to be three years after the original issue date. The stated maturity date will be determined on the trade date. The amount that you will be paid on your notes, if any, on the stated maturity date is determined with reference to the performance of the iShares® Fund during the period from the trade date to the determination date. If the price of one share of the iShares® Fund increases, you will be paid the $1,000 face amount of your notes plus 1.5% of the face amount for every 1% increase in the price of one share of the iShares® Fund, subject to a maximum payment amount of between 154% and 169% of the $1,000 face amount. If the price of one share of the iShares® Fund decreases by not more than 20%, you will be paid the $1,000 face amount of your notes. If the price of one share of the iShares® Fund decreases by more than 20%, you will be paid the face amount of your notes minus 1.25% of the face amount for every additional 1% decrease in the fund return below -20%. The notes will not bear interest and no other payments will be made on your notes prior to the stated maturity date. Your notes are not principal protected, and you may lose all or a significant amount of your initial investment. See “Additional Risk Factors Specific to Your Notes” on page S-9.

        As discussed in the accompanying prospectus and accompanying prospectus supplement, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Notes” on page S-15.

Which Key Terms Have Not Yet Been Set?

        We have not yet set some key terms, and we will not set those terms until the trade date. These include:

•	the stated maturity date;
•	the determination date;
•	the initial fund price;
•	the fund cap return; and
•	the maximum payment amount.

        Each of these terms could significantly affect the amount, if any, you will receive on the stated maturity date.

Who should or should not consider an investment in the notes?

        We have designed the notes for investors who want to participate in the potential increase in the iShares® Fund on a leveraged basis (subject to the fund cap return), while protecting their entire investment against a decline of up to 20% in the price of one share of the iShares® Fund from the initial fund price. Because the entire principal amount of your notes will be fully exposed to any potential depreciation of more than 20% of the price of one share of the iShares® Fund over the life of the notes, you should only consider purchasing the notes if you are willing to accept the risk of losing the entire principal amount of your notes. To the extent that the price of one share of the iShares® Fund declines by more than 20%, the rate of decline in the amount you will be paid on your notes, if any, on the stated maturity date will exceed the rate of decline in the price of one share of the iShares® Fund.

        In addition, if the amount payable on your notes on the stated maturity date is the $1,000 face amount of your notes or even if the amount payable exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Will Not Bear Interest” on page S-10.

What will I receive if I sell the notes prior to the stated maturity?

        If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the then-current fund return in reference to the fund cap return and the buffer return, interest rates and the volatility of the iShares® Fund. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (as Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) is Significantly Less Than the Original Issue Price” on page S-9 and “—The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10.

Who Issues The iShares® Fund And What Does It Track?

        The iShares® MSCI Emerging Markets Index Fund is issued by iShares®, Inc., a registered investment company. Barclay’s Global Fund Advisors (“BGFA”) is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM.

        Please see “The Fund” on page S-22 for a description of the iShares® Fund.

What About Taxes?

        The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-24.

        Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year.

Hypothetical Examples

        The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical fund returns on the determination date, which has not yet been set, could have on the payment amount at maturity assuming all other variables remain constant.

        The examples below are based on a range of fund returns that are entirely hypothetical; no one can predict what the fund return will be on the determination date. The fund has been highly volatile — meaning that the fund price has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.

        Moreover, we have not yet set the initial fund price that will serve as the baseline for determining the fund return and the amount, if any, that we will pay on your notes at maturity. We will not do so until the trade date (subject to market disruption events). As a result, the actual initial fund price may differ substantially from the fund price prior to the trade date. In addition, we have not yet set the fund cap return nor the maximum payment amount for your notes, and will not do so until the trade date.

        For these reasons, the actual performance of the fund over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the fund shown elsewhere in this prospectus supplement. For information about the price of the fund during recent periods, see “The Fund — Historical Closing Prices of the iShares® Fund” on page S-23. Before investing in the offered notes, you should consult publicly available information to determine the prices of the fund between the date of this prospectus supplement and the date of your purchase of the offered notes.

        The returns in the left column of the table represent hypothetical fund returns on the determination date and are expressed as percentages of the initial fund price, which will be set on the trade date. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical fund returns and are expressed as percentages of the outstanding face amount of your notes. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would make for the outstanding face amount of your notes on the stated maturity date would equal 100% of the outstanding face amount of your notes, based on the corresponding hypothetical final fund price and the assumptions noted below. The table and chart below assume a fund cap return of 41% and a maximum payment amount of 161.5%. The actual fund cap return and maximum payment amount for your notes will be determined on the trade date. Also, the hypothetical payment amounts shown in the table and chart below are based on the participation rate of 150% and the buffer return of -20%.

        The information in the following table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the fund. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10. The table and chart below are also subject to the key terms and assumptions below.

Key Terms and Assumptions
Face amount	$1,000
Fund cap return	41%
Maximum payment amount	161.5% of the $1,000 face amount
Buffer return	-20%
Participation rate	150%
No market disruption event occurs
No change in or affecting any of the fund stocks or the method by which the fund sponsor calculates the iShares® Fund

        Any rate of return you may earn on an investment in the notes may be lower than you could earn on a comparable investment in the fund stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the fund stocks.

        Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the fund stocks.

Hypothetical Fund Returns	Hypothetical Payment Amounts (as Percentage of Face Amount)

100.00%	161.50%
75.00%	161.50%
50.00%	161.50%
41.00%	161.50%
35.00%	152.50%
30.00%	145.00%
25.00%	137.50%
20.00%	130.00%
15.00%	122.50%
10.00%	115.00%
0.00%	100.00%
-10.00%	100.00%
-20.00%	100.00%
-25.00%	93.75%
-50.00%	62.50%
-75.00%	31.25%
0.00%	0.00%

        If, for example, the fund return were determined to be -75%, the payment amount that we would deliver on your notes at maturity would be 31.25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held it to the stated maturity date, you would lose 68.75% of your investment. In addition, if, for example, the fund return were determined to be 75%, the payment amount that we would deliver on your notes at maturity would be capped at 161.50% of the face amount of the notes. Because of the fund cap return, the rate of return on your notes will be lower than that which you could earn on a direct investment in the fund stocks if the fund return exceeds 61.50%.

        The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of your notes on the stated maturity date, if the fund return were any of the hypothetical returns shown on the horizontal axis. The chart shows that any hypothetical final fund return of less than -20% (the section left of the -20% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

We cannot predict the actual fund return on the determination date or the market value of your notes, nor can we predict the relationship between the fund price and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the rate of return on the offered notes will depend on the initial fund price, the fund cap return and the maximum payment amount we set on the trade date and the actual fund return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical payment amounts shown in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the fund stocks, i.e., the stocks underlying the fund to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Principal of Your Notes Is Not Protected

        The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the iShares® Fund as measured during the period beginning on the trade date through the determination date. If the fund return is less than the buffer return of -20%, i.e., if the final fund price is less than the initial fund price by more than 20%, you will lose 1.25% of the $1,000 face amount of your notes for every 1% of negative fund return below -20%. Thus, you may lose your entire investment in your notes.

        Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Payment Amount on Your Notes Is Not Linked to the Fund Price at any Time Other Than the Determination Date

        The final fund price will be based on the closing price of the iShares® Fund on the determination date (subject to adjustments as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date”below). Therefore, if the closing price of the iShares® Fund dropped precipitously on the determination date, the payment amount for your notes may be significantly less than it would have been had the payment amount been linked to the closing price of the iShares® Fund prior to such drop in the fund price. Although the actual fund price at the stated maturity date or at other times during the life of your notes may be higher than the final fund price, you will not benefit from the closing price of the iShares® Fund at any time other than on the determination date.

The Potential Return on Your Notes is Limited

        The maximum amount you may be paid on your notes at maturity will be capped at the maximum payment amount, which is expected to be between 154% and 169% of the face amount of your notes, depending on the fund cap return for your notes. We will set the fund cap return and the maximum payment amount for your notes on the trade date. If the fund return is positive, i.e., there has been an increase in price of one share of the iShares® Fund, you will participate in any such increase on a leveraged basis, subject to the fund cap return of between 36% and 46%.

        If the fund return exceeds between 54% and 69%, depending on the fund cap return for your notes, the return on the notes at maturity will be less than the return on a direct investment in the iShares® Fund (without taking into account dividends, account taxes and other costs related to such a direct investment).

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (as Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price

        The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be

S-9

higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

        If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

        Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

        There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Will Not Bear Interest

        You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

        At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Correlation Between the Performance of the iShares® Fund and the Performance of the MSCI Emerging Market IndexSM May Be Imperfect

The iShares® Fund uses a representative sampling strategy to track the performance of the MSCI Emerging Markets IndexSM underlying the iShares® Fund which may give rise to tracking error, i.e., the discrepancy between the performance of the MSCI Emerging Markets IndexSM and the performance of the iShares® Fund. In addition, because the shares of the iShares® Fund are traded on the New York Stock Exchange and are subject to market supply and investor demand, the market value of one share of the iShares® Fund may differ from the net asset value per share of the iShares® Fund. Because of the potential discrepancies identified above, the iShares® Fund return may not correlate perfectly with the return on the MSCI Emerging Market IndexSM over the same period. For more information, see “The Fund” below.

The Market Value of Your Notes May Be Influenced by Many Factors

        The following factors, many of which are beyond our control, will influence the value of your notes:

•	the fund price, fund cap return, maximum payment amount, participation rate and buffer return;
•	the volatility— i.e., the frequency and magnitude of changes—of the fund price;
•	the time remaining until your notes mature;
•	the dividend rates, if any, of the stocks underlying the iShares® Fund;
•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the iShares® Fund, and which may affect the fund price;
•	interest and yield rates in the market; and
•	our creditworthiness.

        These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity,

S-10

you may receive less than the face amount of your notes. You cannot predict the future performance of the iShares® Fund based on its historical performance. An Investment in The Offered Notes Is Subject to Risks Associated With Foreign Securities Markets

        The MSCI Emerging Markets IndexSM, which underlies the iShares® Fund, consists of twenty-two emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities market comprising the MSCI Emerging Market IndexSM may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

        Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

        Because foreign exchanges may be open on days when the iShares® Fund is not traded, the value of the securities underlying the iShares® Fund may change on days when shareholders will not be able to purchase or sell the iShares® Fund’s shares.

        The countries whose indices are represented by the MSCI Emerging Markets IndexSM include Argentina, Brazil, Chile, China, the Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Russia, South Africa, South Korea, Taiwan, Thailand,Turkey and the United States. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

If the Price of the iShares® Fund Changes, the Market Value of Your Notes May Not Change in the Same Manner

        Your notes may trade quite differently from the performance of the iShares® Fund. Changes in the price of the iShares® Fund may not result in a comparable change in the market value of your notes. Even if the price of the iShares® Fund increases above the initial fund price during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “—The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the iShares®

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Fund or the Fund Stocks May Impair the Market Value of Your Notes

        As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the iShares® Fund or the stocks underlying the iShares® Fund, which we refer to as fund stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the iShares® Fund or the fund stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the price of the iShares® Fund or the fund stocks. Any of these hedging activities may adversely affect the fund price — directly or indirectly by affecting the price of the fund stocks — and therefore the market value of your notes and the amount we will pay on your notes, if any, at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

        Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the fund stocks or instruments whose returns are linked to the iShares® Fund or fund stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the fund price — directly or indirectly by affecting the price of the fund stocks — and, therefore, the market value of your notes and the amount we will pay on your notes, if any, at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of the iShares® Fund or the fund stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes, if any, at maturity.

You Have No Shareholder Rights or Rights to Receive any Stock

        Investing in your notes will not make you a holder of any of the fund stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the fund stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any fund stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

        As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the iShares® Fund and the fund stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the iShares® Fund, could be adverse to your interests as a beneficial owner of your notes.

        Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the sponsor of the iShares® Fund or the issuers of the stocks underlying the iShares® Fund or, to a lesser extent, the stocks underlying the MSCI Emerging Markets IndexSM, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the iShares® Fund or all of the issuers of the fund stocks. Any

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of these activities by any of our affiliates may affect the price of the iShares® Fund and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

        As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final fund price on the determination date, which we will use to determine the amount we must pay, if any, on the stated maturity date, and determining whether to postpone the determination date because of a market disruption event. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the iShares® Fund. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs &Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the iShares® Fund Investment Adviser and Changes That Affect the MSCI Emerging Market IndexSM Could Affect the Amount Payable on Your Notes and Its Market Value

        The policies of the iShares® Fund investment adviser concerning the calculation of the iShares® Fund’s net asset value, additions, deletions or substitutions of securities in the iShares® Fund and the manner in which changes affecting the MSCI Emerging Markets IndexSM are reflected in the iShares® Fund could affect the market price of shares of the iShares® Fund and, therefore, the amount payable on your notes, if any, on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the iShares® Fund investment adviser changes these policies, for example, by changing the manner in which it calculates the iShares® Fund’s net asset value, or if the iShares® Fund investment adviser discontinues or suspends calculation or publication of the iShares® Fund’s net asset value, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the iShares® Fund is not available on the determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final fund price on the determination date — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “Specific Terms of Your Notes — De-listing, Discontinuance or Modification of the iShares® Fund” and “— Role of Calculation Agent” below.

Except to the Extent Goldman, Sachs & Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the iShares® Fund, There is No Affiliation Between the iShares® Fund and Us, and We Are Not Responsible for Any Disclosure by the iShares® Fund

        Goldman, Sachs & Co. and one or more of our other affiliates may act, from time to time, as “authorized participants” in the distribution of shares of the iShares® Fund, and, at any time, may hold shares of the iShares® Fund. Goldman Sachs is not otherwise affiliated with the iShares® Fund. As we have told you above, we or our affiliates may currently or from time to time in the future engage in business with issuers of the stocks underlying the MSCI Emerging Markets IndexSM. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about any of the underlying stock issuers. You, as an investor in your notes, should make your own investigation into the underlying stock issuers.

        Neither the iShares® Fund nor any of the underlying stock issuers are involved in this

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offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the iShares® Fund nor any of the underlying stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

        Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date if a Market Disruption Event or a Non-trading Day Occurs

        If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although not by more than five business days. Moreover, if the final fund price is not available on the last possible determination date because of a continuing market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of the iShares® Fund on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

        Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction”under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

        The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences”below. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the fund. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

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SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

        The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

        This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

        In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

        Specified currency:

•	U.S. dollars (“$”)

        Form of note:

•	global form only: yes, at DTC
•	non-global form available: no

        Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

        No interest: we will not pay interest on your notes

        Defeasance applies as follows:

•	full defeasance: no
•	covenant defeasance: no

        Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below
•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

        Please note that the information about the settlement or trade dates, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

        We describe the terms of your notes in more detail below.

        Fund, Fund Sponsor and Fund Stocks

        In this prospectus supplement, when we refer to the fund, we mean the fund specified on the front cover page, or any successor fund, as it may be modified, replaced or adjusted from

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time to time as described under “— De-listing, Discontinuance or Modification of the Fund” below. When we refer to the fund sponsor as of any time, we mean the entity, including any successor sponsor, that determines the iShares® Fund as then in effect. When we refer to the fund stocks as of any time, we mean the stocks that underlie the iShares® Fund, as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

        The payment amount for each $1,000 face amount of the notes, if any, on the stated maturity date will be an amount in cash equal to:

•	if the fund return is greater than or equal to the fund cap return, the maximum payment amount;
•	if the fund return is greater than zero but less than the fund cap return, the sum of the $1,000 face amount plus the product of (1) the $1,000 face amount times (2) the participation rate times (3) the fund return;
•	if the fund return is equal to or less than zero but equal to or greater than the buffer return, the $1,000 face amount; and
•	If the fund return is less than the buffer return, the product of (1) the quotient of (a) 100% divided by (b) 100% plus the buffer return times (2) the sum of 100% plus the index return times (3) the $1,000 face amount

        The fund cap return will be set on the trade date and is expected to be between 36% and 46%. The maximum payment amount will be set on the trade date and is expected to be between 154% and 169% of the $1,000 face amount, depending on the fund cap return. The initial fund price will be set on the trade date. The participation rate will equal 150%. The buffer return will equal -20%.

Fund return

        The fund return is calculated by subtracting the initial fund price from the final fund price and dividing the result by the initial fund price, with the quotient expressed as a percentage.

Final Fund Price

        The calculation agent will determine the final fund price, which will be the closing price of one share of the iShares® Fund on the determination date, except in the limited circumstances described under “— Consequences of a Market Disruption Event”and subject to adjustment as provided under “— De-listing, Discontinuance or Modification of the Index” below.

Initial Fund Price

        The initial fund price will be determined on the trade date.

Stated Maturity Date

        The stated maturity date will be determined on the trade date and is expected to be three years after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Determination Date

        The determination date will be a date specified on the trade date and is expected to be the tenth scheduled trading day before the originally scheduled stated maturity date unless the calculation agent determines that a market disruption event occurs or is continuing on that designated trading day or such designated day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

Consequences of a Market Disruption Event

        As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or that day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the

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determination date be postponed by more than five business days.

        If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or that day is not a trading day, that day will nevertheless be the determination date. If the calculation agent determines that the fund price that must be used to determine the payment amount is not available on the last possible day, either because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the final fund price based on its assessment, made in its sole discretion, of the closing price of the iShares® Fund on that last possible day.

De-listing, Discontinuance or Modification of the Fund

        If the iShares® Fund is de-listed from the American Stock Exchange or a successor exchange, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its discretion, is comparable to the discontinued iShares® Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the iShares® Fund is de-listed form the American Stock Exchange or a successor exchange and the calculation agent determines that no successor fund is available, then the calculation agent will, in its discretion, calculate the appropriate closing price of the iShares® Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the iShares® Fund. If a successor fund is selected or the calculation agent calculates a price as a substitute for the iShares® Fund, that successor fund or price will be substitute for the iShares® Fund for all purposes of the note.

        If at any time the index underlying the iShares® Fund is changed in a material respect, or if the iShares® Fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the iShares® Fund shares had those changes or modifications not been made, then form and after that time, the calculation agent will make those calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price of an exchange traded fund comparable to the iShares® Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to the iShares® Fund or the successor fund, as adjusted, Accordingly, if the iShares® Fund or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the iShares® Fund shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Default Amount on Acceleration

        If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

        For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

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Manner of Payment

        Any payment on your notes, if any, at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

        As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

        The calculation agent in its sole discretion will make all determinations regarding the iShares® Fund, market disruption events, business days, trading days, determination date, stated maturity date, final fund price, fund return, default amount and amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

        Please note that Goldman, Sachs & Co., our affiliate, is the initial calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

        When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

        When we refer to a trading day with respect to your notes, we mean a day on which (i) the New York Stock Exchange is open for trading and (ii) the closing price for one share of the iShares® Fund is published on the New York Stock Exchange.

Closing Price

        The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or
•	if that security is not listed on any national securities exchange, on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, on that day, or
•	if that security is not quoted on the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable, on that day, on any other U.S. national market system that is the primary market for the trading of that security.

        If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

        The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had

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occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

        During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

        The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

        If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

        In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

        For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

        Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in shares of the fund or fund stocks constituting 20% or more, by weight, of the fund on their respective primary markets, in each case for more than two hours of trading or during the

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one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,
•	a suspension, absence or material limitation of trading in option or futures contracts relating to the fund or to fund stocks constituting 20% or more, by weight, of the fund, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or
•	fund stocks constituting 20% or more, by weight, of the fund, or option or futures contracts relating to the fund or fund stocks constituting 20% or more, by weight, of the fund, if available, are not trading on what were the respective primary markets for those fund stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

        The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in the option or futures contracts relating to the fund or to any fund stock.

        For this purpose, an “absence of trading” in the primary securities market on which a fund stock, or on which option or futures contracts relating to the fund or a fund stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a fund stock or in option or futures contracts relating to the fund or a fund stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or
•	an imbalance of orders relating to that stock or those contracts, or
•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

        As is the case throughout this prospectus supplement, references to the fund in this description of market disruption events includes the iShares® Fund and any successor fund as it may be modified, replaced or adjusted from time to time.

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USE OF PROCEEDS AND HEDGING

        We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

        In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the fund or fund stocks on the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the fund or the fund stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the fund or some or all of the component country indices or the fund stocks,
•	may take or dispose of positions in the securities of the fund stock issuers themselves,
•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or
•	may take short positions in the fund stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

        We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

        In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the fund or the fund stocks. We expect these steps to involve sales of instruments linked to the fund on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the fund stocks or listed or over-the-counter options, futures or other instruments linked to the fund, some or all of the fund stocks or indices designed to track the performance of the Emerging Markets equity markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes, if any, at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the iShares® Fund or the Fund Stocks May Impair the Market Value of Your Note” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

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THE FUND

The iShares® MSCI Emerging Markets Index Fund

        The iShares® MSCI Emerging Markets Index Fund is issued by iShares®, Inc., a registered investment company. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM.

        The iShares® Fund uses a representative sampling strategy to try to track the MSCI Emerging Markets IndexSM. In order to improve its portfolio liquidity and its ability to track the Index, the iShares® Fund may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA will not charge portfolio management fees on that portion of the iShares® Fund’s assets invested in shares of other iShares® funds. The iShares® Fund’s percentage holdings in each constituent country as of June 30, 2007 are set forth in the table below.

Country	Holdings as of June 30, 2007
South Korea	15.03%
China	12.05%
Brazil	11.29%
Taiwan	10.50%
Russia	9.16%
South Africa	8.91%
Mexico	7.04%
India	5.98%
Israel	3.31%
Indonesia	2.28%
Chile	2.07%
Thailand	2.03%
Czech Republic	1.95%
Hungary	1.92%
Phillipines	1.71%
Hong Kong	1.14%
Turkey	1.07%
Argentina	0.82%
Egypt	0.66%
Peru	0.34%
United States	0.13%
Malaysia	0.07%

        For additional information regarding iShares®, Inc., BGFA, the iShares® Fund and the risk factors attributable to the iShares® Fund, please see the relevant portion of the Prospectus, dated January 1, 2006 (as revised March 8, 2006), filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. We are not incorporating by reference such information regarding iShares®, Inc., BGFA or the iShares® Fund maintained by the SEC or available through the SEC’s website into this prospectus supplement.

        In addition, information regarding the iShares® Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes into this prospectus supplement.

Representative Sampling

        BGFA, as the investment advisor to the iShares® Fund, employs a technique known as representative sampling to track the MSCI Emerging Markets IndexSM. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stock that are included in the relevant underlying index.

Correlation

        The iShares® Fund is an actual investment portfolio. The performance of the iShares® Fund and the MSCI Emerging Markets IndexSM will vary somewhat due to transaction

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costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The iShares® Fund, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

        The iShares® Fund will not concentrate its investments (i.e., hold 25% or more of its total assets). In a particular industry or group of industries, except that the iShares® Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets IndexSM is so concentrated.

Historical Closing Prices of the iShares® Fund

        The closing price of the fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the fund during any period shown below is not an indication that the price of the fund is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical prices of the fund as an indication of the future performance of the fund. We cannot give you any assurance that the future performance of the fund or the fund stocks will result in you receiving an amount greater than the face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the fund.

        The actual performance of the fund over the life of the notes, as well as the amount payable at maturity, may bear little relation to the historical prices shown below.

        The table below shows the high, low and final closing prices of the fund for each of the four calendar quarters in 2005 and 2006, and the first, second and third calendar quarters of 2007, through July 30, 2007. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Prices of the iShares® Fund

	High	Low	Close

2005
Quarter ended March 31	73.95	63.633	67.60
Quarter ended June 30	73.11	65.10	71.60
Quarter ended September 30	85.02	71.83	84.88
Quarter ended December 31	89.50	75.15	88.25

2006
Quarter ended March 31	100.78	88.25	99.00
Quarter ended June 30	111.10	81.95	93.90
Quarter ended September 30	99.30	87.60	96.77
Quarter ended December 31	114.60	95.30	114.17

2007
Quarter ended March 31	118.63	105.29	116.50
Quarter ended June 30	133.20	117.45	131.65
Quarter ending September 30 (through July 30, 2007)	144.03	131.05	135.34

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SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

        The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

        The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

        This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

        This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	a tax exempt organization;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a person whose functional currency for tax purposes is not the U.S. dollar.

        Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

        You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a forward contract to purchase the fund at the stated maturity date, for which payment was made on the issue date.

        If your notes are characterized as described above, your tax basis in your notes generally would equal your cost for your notes. Upon the sale or exchange of your notes, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your notes. The gain or loss generally would be short-term capital gain or loss if you hold the

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notes for one year or less and would be long-term capital gain or loss if you hold the notes for more than one year. If you purchase your notes in the initial offering and do not sell or exchange your notes before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the notes.

        There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.

        Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

        If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.

        If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

        If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

        It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. In addition, it is possible that any gain or loss you recognize upon sale or maturity of your notes would be treated as ordinary gain or loss.

        Possible Application of Constructive Ownership Rules. Although not entirely clear, it is possible that the purchase and ownership of your notes could be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your notes are subject to the constructive ownership rules, any long-term capital gain that you realize upon the sale or maturity of your notes would be recharacterized as ordinary income (and subject to an interest charge) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased actual interests in the iShares® Fund on the date that you purchased your notes and sold such interests in the iShares® Fund on the date of the sale or maturity of the notes (the “Excess Gain Amount”). Because the notes will only reflect the appreciation in the value of the iShares® Fund itself and will not participate economically in any short-term capital gains or ordinary income that would be recognized by holders of interested in the iShares® Fund, although the matter is not free from doubt, the Excess Gain Amount should be equal to zero, and the application of the constructive ownership rules should accordingly not have any adverse effects to you. Although the matter is not free

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from doubt, it is possible that the IRS could successfully assert that the Excess Gain Amount is greater than zero because the Participation Rate is greater than 100% of the increase in the value of the iShares® Fund. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the notes.

Backup Withholding and Information Reporting

        Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

        This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

        The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

S-27

SUPPLEMENTAL PLAN OF DISTRIBUTION

        The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.

        In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $       . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

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        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Page

Summary Information	S-2
Q&A	S-4
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-15
Use of Proceeds and Hedging	S-21
The Fund	S-22
Supplemental Discussion of Federal Income Tax Consequences	S-24
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employment Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or
Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation
Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Enhanced Participation Notes due
(Linked to the iShares® MSCI Emerging Markets Index Fund)

Medium-Term Notes, Series B

Goldman, Sachs & Co.